UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

03017092

NO ACT
P.E 1-13-03
0-6217

DIVISION OF
CORPORATION FINANCE

March 11, 2003

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section 14A-8
Rule
Public Availability 3/11/2003

Re: Intel Corporation
Incoming letter dated January 13, 2003

Dear Mr. Mueller:

This is in response to your letters dated January 13, 2003, March 4, 2003 and March 7, 2003 concerning the shareholder proposal submitted to Intel by Nick Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 26 2003
THOMSON
FINANCIAL

CR

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 13, 2003

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
42376-00006

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. Nick Rossi*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Intel Corporation ("Intel") intends to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and supporting statement (the "Proposal") received from Mr. Nick Rossi (the "Proponent"). The Proposal recommends that the Company's Board of Directors "submit all equity compensation plans and amendments to add shares to those plans (other than plans or add-share amendments that would not result in material potential dilution) to shareholder vote." The Proposal, which Intel received on December 2, 2002, is attached hereto as Exhibit A.

On behalf of Intel, we hereby notify the Division of Corporation Finance of Intel's intention to exclude the Proposal and the Supporting Statement from the 2003 Proxy Materials on the basis set forth below. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal and the Supporting Statement are excludable.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Intel's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. Intel presently intends to

file its definitive 2003 Proxy Materials on or after April 3, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before Intel files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

BASIS FOR EXCLUSION

The Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(10), because Intel will have substantially implemented the Proposal prior to the filing of its definitive 2003 Proxy Materials, thus rendering the Proposal moot.

ANALYSIS

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (avail. July 7, 1976). Furthermore, the 1998 Release notes that this rule merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, *see also The Gap, Inc.* (avail. Mar. 8, 1996). As discussed below, Intel's Board of Directors (the "Board") will be adopting resolutions that compare favorably with the Proposal, demonstrating that Intel has substantially implemented the Proposal and rendering the Proposal moot.

We believe that the Proposal will be mooted upon the adoption of certain proposed NASDAQ rules that currently are pending before the Commission, as such rules would require stockholder approval in circumstances essentially identical to those set forth in the Proposal (the "NASDAQ Proposed Rules"). *See* Release No. 34-46649 (October 11, 2002). Nevertheless, Intel believes it is appropriate to implement now a policy that substantially implements the NASDAQ Proposed Rules and the Proposal. Therefore, Intel's management will be recommending to the Intel Board of Directors that it implement this policy by adopting certain

resolutions, substantially in the form of the resolutions attached hereto as Exhibit B (the "Policy"), that require prior stockholder approval of all equity compensation plans and material amendments thereto. Although the Policy has not yet been adopted by the Board, we expect that it will be approved by the Board in the near future. We plan to supplement this letter after the Board meeting to inform the Staff of the formal adoption of the Policy. We also note that Intel will reconsider the substance of the Policy upon the adoption of the finalized NASDAQ Proposed Rules to determine whether any conforming changes to the Policy are appropriate.

Because the substance of the Policy substantially implements the Proposal and the NASDAQ Proposed Rules, Intel is seeking to negotiate with the Proponent a voluntary withdrawal of the Proposal. We are filing this letter now in order to comply with the requirement that requests for no-action relief be filed not less than 80 calendar days prior to the filing of Intel's 2003 Proxy Materials.

Pursuant to the Policy, the Board will seek and obtain stockholder approval before issuing Intel common stock when an equity compensation plan is to be established or materially amended or another arrangement is to be made pursuant to which options or stock may be acquired by officers, directors, employees or consultants. The Policy contains only narrow exceptions to this general principle for circumstances that the NASDAQ Proposed Rules. Intel's adoption of the Policy with this exception does not prevent Intel from substantially implementing the Proposal because the exception is consistent with the exception in the Proposal limiting the Proposal's application to "material dilution". Furthermore, to the extent the Proposal does not relate to material dilution, we note that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal is not limited to executive compensation matters. *See* Staff Legal Bulletin No. 14A (July 11, 2001)[1].

Finally, we note that the fact that the Board has not yet met to vote on adopting the Policy will not bar the Staff from granting no-action relief, as long as we file a supplementary letter indicating that the Policy has passed. *See Masco Corp.* (avail. Mar. 29, 1999). In *Masco* the company filed a request for no-action relief based in part on an argument that the proposal was substantially implemented. The company's mootness argument was based on board approval of resolutions that was anticipated to occur after the filing of the request for no-action relief. Once Masco's board of directors met and approved the resolutions substantially implementing the proposal, the company filed a supplementary letter to this effect, and the Staff granted no-action relief based solely on mootness. Here, as in *Masco*, management has recommended that the

---

[1] Noting that "[i]f the proposal seeks to obtain shareholder approval of all such equity compensation plans, without regard to their potential dilutive effect, a company may rely on rule 14a-8(i)(7) to omit the proposal from its proxy materials."

Board adopt policy that would substantially implement the Proposal, and the Board's approval of the Policy will render the Proposal moot. As long as the company acts before the date of its stockholders meeting, exclusion on this grounds is consistent with the Commission's statement in the 1998 Release that the purpose of Rule 14a-8(i)(10) is to "avoid . . . shareholders having to consider matters which have already been favorably acted upon by management."

*****

Based on the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2003 Proxy Materials. We would be happy to provide you with additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or Rachel E. Kosmal from the Intel Legal Department at (408) 765-2283, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Attachments

cc: Rachel E. Kosmal, Intel Corporation
Nick Rossi
John Chevedden

70233919_4.DOC

EXHIBIT A

SHAREHOLDER PROPOSAL BY
NICK ROSSI

3 – Vote on All Stock-Based Compensation Plans

Shareholders recommend that our Board of Directors submit all equity compensation plans and amendments to add shares to those plans (other than plans or add-share amendments that would not result in material potential dilution) to shareholder vote.

Nick Rossi, P. O. Box 249, Boonville, Calif. 95415 submits this proposal.

This topic won 57% of the yes-no shareholder vote at the Mentor Graphics (MENT) 2002 annual meeting. The MENT proposal was submitted by College Retirement Equities Fund (TIAA-CREF) which has more than $100 billion invested in the stock market. Additional information this topic can be obtained by using the internet search engine "Google" or other search engine and inserting "Mentor Graphics shareholder proposal."

Currently Stock-Based Compensation Plans could materially dilute the ownership positions of existing shareholders without a shareholder vote. I believe that good corporate governance requires consultation by the Company with its shareholders on such equity compensation plans.

Equity compensation plans have been used for many years by corporations to provide incentives for attracting and retaining qualified employees. Shareholders have generally supported the reasonable use of stock options and other equity compensation. However, excessive dilution of shareholders' equity related to such plans can be unfair and costly to existing shareholders.

I am concerned that in recent years, some companies have bypassed shareholders, instituting potentially dilutive equity compensation plans without asking for a shareholder vote. This contrasts with many companies that appreciate the important role of shareholders and submit all equity compensation plans to shareholders even if current law and stock exchange requirements do not require it.

By supporting this resolution, shareholders can send a message that we care about the right of shareholders to vote on equity compensation plans and significant amendments to those plans.

Vote on All Stock-Based Compensation Plans
Yes on 3

EXHIBIT B

INTEL MANAGEMENT'S RESOLUTIONS TO
BOARD OF DIRECTORS

Whereas, a stockholder has submitted a proposal for vote at the 2003 Annual Stockholders' Meeting requesting that the Board of Directors adopt a policy to seek and obtain stockholder approval of all equity compensation plans and all share increases for equity compensation plans; and

Whereas, the U.S. Securities and Exchange Commission issued Release No. 34-46649, File No. SR-NASD-2002-140 concerning proposed amendments to the NASDAQ qualitative listing standards. Such amendments would require listed companies to seek stockholder approval for adopting or materially amending equity compensation plans and was submitted by NASDAQ to the U.S. Securities and Exchange Commission (the "SEC") for approval on October 9, 2002. Such amendments would be binding upon the Company if approved by the SEC; and

Whereas, the Corporate Governance Committee and the full Board have reviewed and considered the stockholder's proposal and the proposed amendments to the NASDAQ qualitative listing standards and have determined that the Company should adopt an interim policy on stockholder approval of equity compensation plans; and

Whereas, the Corporate Governance Committee and the full Board have determined that such interim policy shall automatically terminate upon the adoption of final NASDAQ rules regarding stockholder approval of equity compensation plans.

Now Therefore Be It

RESOLVED, the Board of Directors shall seek and obtain shareholder approval before issuing Intel common stock when an equity compensation plan is to be established or materially amended or other arrangement made pursuant to which options or stock may be acquired by officers, directors, employees or consultants; provided, however, that this provision shall not apply to: (i) warrants or rights issued generally to Intel shareholders; (ii) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by Intel's Compensation Committee or a majority of Intel's independent directors; (iii) plans relating to an acquisition or merger; or (iv) issuances to a person not previously an employee or director of Intel, as an inducement material to the individual's entering into employment with Intel, provided such issuances are approved by Intel's Compensation Committee or a majority of Intel's independent directors.

RESOLVED, the Compensation Committee of the Board of Directors shall review this statement of policy, including the proviso, on at least an annual basis and report to the Board with any recommendations it may have in connection therewith, and such review shall be referred to in the company's Proxy Statements as aforesaid.

RESOLVED, this policy shall expire upon the adoption, if any, of proposed rules by NASDAQ with respect to shareholder approval of stock option and purchase plans.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

March 4, 2003

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42376-00006

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. Nick Rossi*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the Division of Corporation Finance (the "Division") on behalf of Intel Corporation, a Delaware corporation (the "Company" or "Intel"). The Company submitted a request for no-action relief to the Division on January 13, 2003 regarding its receipt of a shareholder proposal (the "Proposal") from Nick Rossi. The Proposal requests that Intel's Board of Directors (the "Board") "submit all equity compensation plans and amendments to add shares to those plans (other than plans or add-share amendments that would not result in material potential dilution) to shareholder vote."

In the Company's letter of January 13, 2003, a copy of which is attached hereto as Exhibit A, the Company indicated that its Board would be asked to approve a policy substantially implementing the Proposal. This letter is being submitted to inform the Division that the Company's Board unanimously approved the policy of the Company attached hereto as Exhibit B in its meeting on January 22, 2003, in substantially the form set forth in our January 13, 2003 letter. As discussed in our January 13, 2003 letter, we believe that this policy substantially implements the Proposal. Therefore, on behalf of our client we renew our request that the staff of the Division concur in our view that the Proposal is excludable under Rule 14a-8(i)(10).

If the staff of the Division has any questions or comments regarding this letter or the filing, please contact me at (202) 955-8671, or Rachel E. Kosmal from the Intel Legal Department at (408) 765-2283.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this supplemental letter. In accordance with Rule 14a-8(j), a copy of this supplemental letter is also being mailed on this date to the Proponent.

Sincerely,

Ron Mueller

Ronald O. Mueller

Attachments

cc: Rachel Kosmal, Intel Corporation
Nick Rossi
John Chevedden

70235401_1.DOC

EXHIBIT A

INITIAL NO-ACTION LETTER REQUEST FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 2002

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 13, 2003

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
42376-00006

RECEIVED
JAN 13 2003
SEC MAIL PROCESSING SECTION WASH, D.C. 183

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. Nick Rossi*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Intel Corporation ("Intel") intends to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and supporting statement (the "Proposal") received from Mr. Nick Rossi (the "Proponent"). The Proposal recommends that the Company's Board of Directors "submit all equity compensation plans and amendments to add shares to those plans (other than plans or add-share amendments that would not result in material potential dilution) to shareholder vote." The Proposal, which Intel received on December 2, 2002, is attached hereto as Exhibit A.

On behalf of Intel, we hereby notify the Division of Corporation Finance of Intel's intention to exclude the Proposal and the Supporting Statement from the 2003 Proxy Materials on the basis set forth below. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal and the Supporting Statement are excludable.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Intel's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. Intel presently intends to

file its definitive 2003 Proxy Materials on or after April 3, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before Intel files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

BASIS FOR EXCLUSION

The Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(10), because Intel will have substantially implemented the Proposal prior to the filing of its definitive 2003 Proxy Materials, thus rendering the Proposal moot.

ANALYSIS

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (avail. July 7, 1976). Furthermore, the 1998 Release notes that this rule merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, *see also The Gap, Inc.* (avail. Mar. 8, 1996). As discussed below, Intel's Board of Directors (the "Board") will be adopting resolutions that compare favorably with the Proposal, demonstrating that Intel has substantially implemented the Proposal and rendering the Proposal moot.

We believe that the Proposal will be mooted upon the adoption of certain proposed NASDAQ rules that currently are pending before the Commission, as such rules would require stockholder approval in circumstances essentially identical to those set forth in the Proposal (the "NASDAQ Proposed Rules"). *See* Release No. 34-46649 (October 11, 2002). Nevertheless, Intel believes it is appropriate to implement now a policy that substantially implements the NASDAQ Proposed Rules and the Proposal. Therefore, Intel's management will be recommending to the Intel Board of Directors that it implement this policy by adopting certain

resolutions, substantially in the form of the resolutions attached hereto as Exhibit B (the "Policy"), that require prior stockholder approval of all equity compensation plans and material amendments thereto. Although the Policy has not yet been adopted by the Board, we expect that it will be approved by the Board in the near future. We plan to supplement this letter after the Board meeting to inform the Staff of the formal adoption of the Policy. We also note that Intel will reconsider the substance of the Policy upon the adoption of the finalized NASDAQ Proposed Rules to determine whether any conforming changes to the Policy are appropriate.

Because the substance of the Policy substantially implements the Proposal and the NASDAQ Proposed Rules, Intel is seeking to negotiate with the Proponent a voluntary withdrawal of the Proposal. We are filing this letter now in order to comply with the requirement that requests for no-action relief be filed not less than 80 calendar days prior to the filing of Intel's 2003 Proxy Materials.

Pursuant to the Policy, the Board will seek and obtain stockholder approval before issuing Intel common stock when an equity compensation plan is to be established or materially amended or another arrangement is to be made pursuant to which options or stock may be acquired by officers, directors, employees or consultants. The Policy contains only narrow exceptions to this general principle for circumstances that the NASDAQ Proposed Rules. Intel's adoption of the Policy with this exception does not prevent Intel from substantially implementing the Proposal because the exception is consistent with the exception in the Proposal limiting the Proposal's application to "material dilution". Furthermore, to the extent the Proposal does not relate to material dilution, we note that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal is not limited to executive compensation matters. *See* Staff Legal Bulletin No. 14A (July 11, 2001)[1].

Finally, we note that the fact that the Board has not yet met to vote on adopting the Policy will not bar the Staff from granting no-action relief, as long as we file a supplementary letter indicating that the Policy has passed. *See Masco Corp.* (avail. Mar. 29, 1999). In *Masco* the company filed a request for no-action relief based in part on an argument that the proposal was substantially implemented. The company's mootness argument was based on board approval of resolutions that was anticipated to occur after the filing of the request for no-action relief. Once Masco's board of directors met and approved the resolutions substantially implementing the proposal, the company filed a supplementary letter to this effect, and the Staff granted no-action relief based solely on mootness. Here, as in *Masco*, management has recommended that the

---

[1] Noting that "[i]f the proposal seeks to obtain shareholder approval of all such equity compensation plans, without regard to their potential dilutive effect, a company may rely on rule 14a-8(i)(7) to omit the proposal from its proxy materials."

Board adopt policy that would substantially implement the Proposal, and the Board's approval of the Policy will render the Proposal moot. As long as the company acts before the date of its stockholders meeting, exclusion on this grounds is consistent with the Commission's statement in the 1998 Release that the purpose of Rule 14a-8(i)(10) is to "avoid . . . shareholders having to consider matters which have already been favorably acted upon by management."

*****

Based on the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2003 Proxy Materials. We would be happy to provide you with additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or Rachel E. Kosmal from the Intel Legal Department at (408) 765-2283, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Attachments

cc: Rachel E. Kosmal, Intel Corporation
Nick Rossi
John Chevedden

70233919_4.DOC

EXHIBIT A

SHAREHOLDER PROPOSAL BY
NICK ROSSI

3 – Vote on All Stock-Based Compensation Plans

Shareholders recommend that our Board of Directors submit all equity compensation plans and amendments to add shares to those plans (other than plans or add-share amendments that would not result in material potential dilution) to shareholder vote.

Nick Rossi, P. O. Box 249, Boonville, Calif. 95415 submits this proposal.

This topic won 57% of the yes-no shareholder vote at the Mentor Graphics (MENT) 2002 annual meeting. The MENT proposal was submitted by College Retirement Equities Fund (TIAA-CREF) which has more than $100 billion invested in the stock market. Additional information this topic can be obtained by using the internet search engine "Google" or other search engine and inserting "Mentor Graphics shareholder proposal."

Currently Stock-Based Compensation Plans could materially dilute the ownership positions of existing shareholders without a shareholder vote. I believe that good corporate governance requires consultation by the Company with its shareholders on such equity compensation plans.

Equity compensation plans have been used for many years by corporations to provide incentives for attracting and retaining qualified employees. Shareholders have generally supported the reasonable use of stock options and other equity compensation. However, excessive dilution of shareholders' equity related to such plans can be unfair and costly to existing shareholders.

I am concerned that in recent years, some companies have bypassed shareholders, instituting potentially dilutive equity compensation plans without asking for a shareholder vote. This contrasts with many companies that appreciate the important role of shareholders and submit all equity compensation plans to shareholders even if current law and stock exchange requirements do not require it.

By supporting this resolution, shareholders can send a message that we care about the right of shareholders to vote on equity compensation plans and significant amendments to those plans.

Vote on All Stock-Based Compensation Plans
Yes on 3

EXHIBIT B

INTEL MANAGEMENT'S RESOLUTIONS TO BOARD OF DIRECTORS

Whereas, a stockholder has submitted a proposal for vote at the 2003 Annual Stockholders' Meeting requesting that the Board of Directors adopt a policy to seek and obtain stockholder approval of all equity compensation plans and all share increases for equity compensation plans; and

Whereas, the U.S. Securities and Exchange Commission issued Release No. 34-46649, File No. SR-NASD-2002-140 concerning proposed amendments to the NASDAQ qualitative listing standards. Such amendments would require listed companies to seek stockholder approval for adopting or materially amending equity compensation plans and was submitted by NASDAQ to the U.S. Securities and Exchange Commission (the "SEC") for approval on October 9, 2002. Such amendments would be binding upon the Company if approved by the SEC; and

Whereas, the Corporate Governance Committee and the full Board have reviewed and considered the stockholder's proposal and the proposed amendments to the NASDAQ qualitative listing standards and have determined that the Company should adopt an interim policy on stockholder approval of equity compensation plans; and

Whereas, the Corporate Governance Committee and the full Board have determined that such interim policy shall automatically terminate upon the adoption of final NASDAQ rules regarding stockholder approval of equity compensation plans.

Now Therefore Be It

RESOLVED, the Board of Directors shall seek and obtain shareholder approval before issuing Intel common stock when an equity compensation plan is to be established or materially amended or other arrangement made pursuant to which options or stock may be acquired by officers, directors, employees or consultants; provided, however, that this provision shall not apply to: (i) warrants or rights issued generally to Intel shareholders; (ii) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by Intel's Compensation Committee or a majority of Intel's independent directors; (iii) plans relating to an acquisition or merger; or (iv) issuances to a person not previously an employee or director of Intel, as an inducement material to the individual's entering into employment with Intel, provided such issuances are approved by Intel's Compensation Committee or a majority of Intel's independent directors.

RESOLVED, the Compensation Committee of the Board of Directors shall review this statement of policy, including the proviso, on at least an annual basis and report to the Board with any recommendations it may have in connection therewith, and such review shall be referred to in the company's Proxy Statements as aforesaid.

RESOLVED, this policy shall expire upon the adoption, if any, of proposed rules by NASDAQ with respect to shareholder approval of stock option and purchase plans.

<u>EXHIBIT B</u>

POLICY REQUIRING PRIOR STOCKHOLDER APPROVAL OF ALL EQUITY COMPENSATION PLANS AND MATERIAL AMENDMENTS THERETO

ADOPTED BY INTEL CORPORATION'S BOARD OF DIRECTORS ON JANUARY 22, 2003

RESOLUTIONS
OF THE
BOARD OF DIRECTORS
OF
INTEL CORPORATION

Stockholder Approval of Equity Compensation Plans

WHEREAS, a stockholder has submitted a proposal for vote at the 2003 Annual Stockholders' Meeting requesting that the Board of Directors adopt a policy to seek and obtain stockholder approval of all equity compensation plans and all share increases for equity compensation plans; and

WHEREAS, the U.S. Securities and Exchange Commission issued Release No. 34-46649, File No. SR-NASD-2002-140 concerning proposed amendments to the NASDAQ qualitative listing standards. Such amendments would require listed companies to seek stockholder approval for adopting or materially amending equity compensation plans and were submitted by NASDAQ to the U.S. Securities and Exchange Commission (the "SEC") for approval on October 9, 2002. Such amendments would be binding upon the Corporation if approved by the SEC; and

WHEREAS, the Corporate Governance Committee and the full Board have reviewed and considered the stockholder's proposal and the proposed amendments to the NASDAQ qualitative listing standards and have determined it is appropriate and useful for the Corporation to adopt an interim policy on stockholder approval of equity compensation plans; and

WHEREAS, the Corporate Governance Committee and the full Board have further determined that, to avoid unnecessary duplication, such interim policy should automatically terminate upon the adoption of final NASDAQ rules regarding stockholder approval of equity compensation plans.

NOW, THEREFORE, be it

RESOLVED, that the Corporation shall seek and obtain stockholder approval before issuing Intel common stock when an equity compensation plan is to be established or materially amended or other arrangement made pursuant to which options or stock may be acquired by officers, directors, employees or consultants; provided, however, that this provision shall not apply to: (i) warrants or rights issued generally to Intel shareholders; (ii) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by Intel's Compensation Committee or a majority of Intel's independent directors; (iii) plans relating to an acquisition or merger; or (iv) issuances to a person not previously an employee or director of Intel, as an inducement material to the individual's entering into employment with Intel, provided such issuances are approved by Intel's Compensation Committee or a majority of Intel's independent directors; and be it further

RESOLVED, that this policy shall be disclosed in the Corporation's Proxy Statement for the 2003 Annual Stockholders' Meeting; and be it further

RESOLVED, that this policy shall automatically terminate upon the adoption of rules by NASDAQ substantially in the form referred to above with respect to stockholder approval of equity compensation plans and material amendments thereto.

EXHIBIT A

INITIAL NO-ACTION LETTER REQUEST FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 2002

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 13, 2003

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 13 2003
WASH. D.C.
183

Client No.
42376-00006

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. Nick Rossi*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Intel Corporation ("Intel") intends to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and supporting statement (the "Proposal") received from Mr. Nick Rossi (the "Proponent"). The Proposal recommends that the Company's Board of Directors "submit all equity compensation plans and amendments to add shares to those plans (other than plans or add-share amendments that would not result in material potential dilution) to shareholder vote." The Proposal, which Intel received on December 2, 2002, is attached hereto as Exhibit A.

On behalf of Intel, we hereby notify the Division of Corporation Finance of Intel's intention to exclude the Proposal and the Supporting Statement from the 2003 Proxy Materials on the basis set forth below. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal and the Supporting Statement are excludable.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Intel's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. Intel presently intends to

file its definitive 2003 Proxy Materials on or after April 3, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before Intel files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

BASIS FOR EXCLUSION

The Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(10), because Intel will have substantially implemented the Proposal prior to the filing of its definitive 2003 Proxy Materials, thus rendering the Proposal moot.

ANALYSIS

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (avail. July 7, 1976). Furthermore, the 1998 Release notes that this rule merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, *see also The Gap, Inc.* (avail. Mar. 8, 1996). As discussed below, Intel's Board of Directors (the "Board") will be adopting resolutions that compare favorably with the Proposal, demonstrating that Intel has substantially implemented the Proposal and rendering the Proposal moot.

We believe that the Proposal will be mooted upon the adoption of certain proposed NASDAQ rules that currently are pending before the Commission, as such rules would require stockholder approval in circumstances essentially identical to those set forth in the Proposal (the "NASDAQ Proposed Rules"). *See* Release No. 34-46649 (October 11, 2002). Nevertheless, Intel believes it is appropriate to implement now a policy that substantially implements the NASDAQ Proposed Rules and the Proposal. Therefore, Intel's management will be recommending to the Intel Board of Directors that it implement this policy by adopting certain

resolutions, substantially in the form of the resolutions attached hereto as Exhibit B (the "Policy"), that require prior stockholder approval of all equity compensation plans and material amendments thereto. Although the Policy has not yet been adopted by the Board, we expect that it will be approved by the Board in the near future. We plan to supplement this letter after the Board meeting to inform the Staff of the formal adoption of the Policy. We also note that Intel will reconsider the substance of the Policy upon the adoption of the finalized NASDAQ Proposed Rules to determine whether any conforming changes to the Policy are appropriate.

Because the substance of the Policy substantially implements the Proposal and the NASDAQ Proposed Rules, Intel is seeking to negotiate with the Proponent a voluntary withdrawal of the Proposal. We are filing this letter now in order to comply with the requirement that requests for no-action relief be filed not less than 80 calendar days prior to the filing of Intel's 2003 Proxy Materials.

Pursuant to the Policy, the Board will seek and obtain stockholder approval before issuing Intel common stock when an equity compensation plan is to be established or materially amended or another arrangement is to be made pursuant to which options or stock may be acquired by officers, directors, employees or consultants. The Policy contains only narrow exceptions to this general principle for circumstances that the NASDAQ Proposed Rules. Intel's adoption of the Policy with this exception does not prevent Intel from substantially implementing the Proposal because the exception is consistent with the exception in the Proposal limiting the Proposal's application to "material dilution". Furthermore, to the extent the Proposal does not relate to material dilution, we note that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal is not limited to executive compensation matters. *See* Staff Legal Bulletin No. 14A (July 11, 2001)[1].

Finally, we note that the fact that the Board has not yet met to vote on adopting the Policy will not bar the Staff from granting no-action relief, as long as we file a supplementary letter indicating that the Policy has passed. *See Masco Corp.* (avail. Mar. 29, 1999). In *Masco* the company filed a request for no-action relief based in part on an argument that the proposal was substantially implemented. The company's mootness argument was based on board approval of resolutions that was anticipated to occur after the filing of the request for no-action relief. Once Masco's board of directors met and approved the resolutions substantially implementing the proposal, the company filed a supplementary letter to this effect, and the Staff granted no-action relief based solely on mootness. Here, as in *Masco*, management has recommended that the

---

[1] Noting that "[i]f the proposal seeks to obtain shareholder approval of all such equity compensation plans, without regard to their potential dilutive effect, a company may rely on rule 14a-8(i)(7) to omit the proposal from its proxy materials."

Board adopt policy that would substantially implement the Proposal, and the Board's approval of the Policy will render the Proposal moot. As long as the company acts before the date of its stockholders meeting, exclusion on this grounds is consistent with the Commission's statement in the 1998 Release that the purpose of Rule 14a-8(i)(10) is to "avoid . . . shareholders having to consider matters which have already been favorably acted upon by management."

*****

Based on the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2003 Proxy Materials. We would be happy to provide you with additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or Rachel E. Kosmal from the Intel Legal Department at (408) 765-2283, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Attachments

cc: Rachel E. Kosmal, Intel Corporation
Nick Rossi
John Chevedden

70233919_4.DOC

EXHIBIT A

SHAREHOLDER PROPOSAL BY
NICK ROSSI

3 – Vote on All Stock-Based Compensation Plans

Shareholders recommend that our Board of Directors submit all equity compensation plans and amendments to add shares to those plans (other than plans or add-share amendments that would not result in material potential dilution) to shareholder vote.

Nick Rossi, P. O. Box 249, Boonville, Calif. 95415 submits this proposal.

This topic won 57% of the yes-no shareholder vote at the Mentor Graphics (MENT) 2002 annual meeting. The MENT proposal was submitted by College Retirement Equities Fund (TIAA-CREF) which has more than $100 billion invested in the stock market. Additional information this topic can be obtained by using the internet search engine "Google" or other search engine and inserting "Mentor Graphics shareholder proposal."

Currently Stock-Based Compensation Plans could materially dilute the ownership positions of existing shareholders without a shareholder vote. I believe that good corporate governance requires consultation by the Company with its shareholders on such equity compensation plans.

Equity compensation plans have been used for many years by corporations to provide incentives for attracting and retaining qualified employees. Shareholders have generally supported the reasonable use of stock options and other equity compensation. However, excessive dilution of shareholders' equity related to such plans can be unfair and costly to existing shareholders.

I am concerned that in recent years, some companies have bypassed shareholders, instituting potentially dilutive equity compensation plans without asking for a shareholder vote. This contrasts with many companies that appreciate the important role of shareholders and submit all equity compensation plans to shareholders even if current law and stock exchange requirements do not require it.

By supporting this resolution, shareholders can send a message that we care about the right of shareholders to vote on equity compensation plans and significant amendments to those plans.

Vote on All Stock-Based Compensation Plans
Yes on 3

EXHIBIT B

INTEL MANAGEMENT'S RESOLUTIONS TO BOARD OF DIRECTORS

Whereas, a stockholder has submitted a proposal for vote at the 2003 Annual Stockholders' Meeting requesting that the Board of Directors adopt a policy to seek and obtain stockholder approval of all equity compensation plans and all share increases for equity compensation plans; and

Whereas, the U.S. Securities and Exchange Commission issued Release No. 34-46649, File No. SR-NASD-2002-140 concerning proposed amendments to the NASDAQ qualitative listing standards. Such amendments would require listed companies to seek stockholder approval for adopting or materially amending equity compensation plans and was submitted by NASDAQ to the U.S. Securities and Exchange Commission (the "SEC") for approval on October 9, 2002. Such amendments would be binding upon the Company if approved by the SEC; and

Whereas, the Corporate Governance Committee and the full Board have reviewed and considered the stockholder's proposal and the proposed amendments to the NASDAQ qualitative listing standards and have determined that the Company should adopt an interim policy on stockholder approval of equity compensation plans; and

Whereas, the Corporate Governance Committee and the full Board have determined that such interim policy shall automatically terminate upon the adoption of final NASDAQ rules regarding stockholder approval of equity compensation plans.

Now Therefore Be It

RESOLVED, the Board of Directors shall seek and obtain shareholder approval before issuing Intel common stock when an equity compensation plan is to be established or materially amended or other arrangement made pursuant to which options or stock may be acquired by officers, directors, employees or consultants; provided, however, that this provision shall not apply to: (i) warrants or rights issued generally to Intel shareholders; (ii) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by Intel's Compensation Committee or a majority of Intel's independent directors; (iii) plans relating to an acquisition or merger; or (iv) issuances to a person not previously an employee or director of Intel, as an inducement material to the individual's entering into employment with Intel, provided such issuances are approved by Intel's Compensation Committee or a majority of Intel's independent directors.

RESOLVED, the Compensation Committee of the Board of Directors shall review this statement of policy, including the proviso, on at least an annual basis and report to the Board with any recommendations it may have in connection therewith, and such review shall be referred to in the company's Proxy Statements as aforesaid.

RESOLVED, this policy shall expire upon the adoption, if any, of proposed rules by NASDAQ with respect to shareholder approval of stock option and purchase plans.

EXHIBIT B

POLICY REQUIRING PRIOR STOCKHOLDER APPROVAL OF ALL EQUITY COMPENSATION PLANS AND MATERIAL AMENDMENTS THERETO

ADOPTED BY INTEL CORPORATION'S BOARD OF DIRECTORS ON JANUARY 22, 2003

RESOLUTIONS
OF THE
BOARD OF DIRECTORS
OF
INTEL CORPORATION

Stockholder Approval of Equity Compensation Plans

WHEREAS, a stockholder has submitted a proposal for vote at the 2003 Annual Stockholders' Meeting requesting that the Board of Directors adopt a policy to seek and obtain stockholder approval of all equity compensation plans and all share increases for equity compensation plans; and

WHEREAS, the U.S. Securities and Exchange Commission issued Release No. 34-46649, File No. SR-NASD-2002-140 concerning proposed amendments to the NASDAQ qualitative listing standards. Such amendments would require listed companies to seek stockholder approval for adopting or materially amending equity compensation plans and were submitted by NASDAQ to the U.S. Securities and Exchange Commission (the "SEC") for approval on October 9, 2002. Such amendments would be binding upon the Corporation if approved by the SEC; and

WHEREAS, the Corporate Governance Committee and the full Board have reviewed and considered the stockholder's proposal and the proposed amendments to the NASDAQ qualitative listing standards and have determined it is appropriate and useful for the Corporation to adopt an interim policy on stockholder approval of equity compensation plans; and

WHEREAS, the Corporate Governance Committee and the full Board have further determined that, to avoid unnecessary duplication, such interim policy should automatically terminate upon the adoption of final NASDAQ rules regarding stockholder approval of equity compensation plans.

NOW, THEREFORE, be it

RESOLVED, that the Corporation shall seek and obtain stockholder approval before issuing Intel common stock when an equity compensation plan is to be established or materially amended or other arrangement made pursuant to which options or stock may be acquired by officers, directors, employees or consultants; provided, however, that this provision shall not apply to: (i) warrants or rights issued generally to Intel shareholders; (ii) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by Intel's Compensation Committee or a majority of Intel's independent directors; (iii) plans relating to an acquisition or merger; or (iv) issuances to a person not previously an employee or director of Intel, as an inducement material to the individual's entering into employment with Intel, provided such issuances are approved by Intel's Compensation Committee or a majority of Intel's independent directors; and be it further

RESOLVED, that this policy shall be disclosed in the Corporation's Proxy Statement for the 2003 Annual Stockholders' Meeting; and be it further

RESOLVED, that this policy shall automatically terminate upon the adoption of rules by NASDAQ substantially in the form referred to above with respect to stockholder approval of equity compensation plans and material amendments thereto.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500

www.gibsondunn.com
rmueller@gibsondunn.com

March 7, 2003

Direct Dial	Client No.
(202) 955-8671	C 42376-00006
Fax No.	
(202) 530-9569	

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. Nick Rossi*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the Division of Corporation Finance (the "Division") on behalf of Intel Corporation, a Delaware corporation (the "Company" or "Intel"). The Company submitted a request for no-action relief to the Division on January 13, 2003 regarding its receipt of a shareholder proposal (the "Proposal") from Nick Rossi. The Proposal requests that Intel's Board of Directors (the "Board") "submit all equity compensation plans and amendments to add shares to those plans (other than plans or add-share amendments that would not result in material potential dilution) to shareholder vote."

In the Company's letter of January 13, 2003, the Company indicated that the Board would be asked to approve a policy substantially implementing the Proposal. On March 4, 2003, the Company submitted a supplemental letter to inform the Division that the Board unanimously approved the policy in its meeting on January 22, 2003.

As noted in the January 13, 2003 letter, the policy requires the Board to seek and obtain stockholder approval before issuing Intel common stock when an equity compensation plan is to be established or materially amended, subject to certain narrowly prescribed exceptions. Accordingly, the Company believes that the policy implements the Proposal. To avoid any dispute as to its intention to implement the Proposal, however, the Board is restating the policy as reflected in the Board resolutions attached hereto as Exhibit A. (For your convenience, a blacklined copy of the restated resolutions showing the changes from the initial version is also attached.) The resolutions expressly confirm the Board's intention that the narrow exceptions in the policy do not permit the Company to adopt or amend an equity compensation plan that would result in material potential dilution, unless that plan or amendment has obtained stockholder approval. These revisions make clear what we believed was implicit in the policy as initially adopted: that the Company has fully implemented the Proposal. Therefore, on behalf of our client, we renew our request that the staff of the Division concur in our view that the Proposal is excludable under Rule 14a-8(i)(10).

If the staff of the Division has any questions or comments regarding this letter or the filing, please contact me at (202) 955-8671 or Rachel E. Kosmal from the Intel Legal Department at (408) 765-2283.

Pursuant to Rule 14a-8(j), I have enclosed herewith six (6) copies of this supplemental letter. In accordance with Rule 14a-8(j), a copy of this supplemental letter also is being mailed on this date to the Proponent.

Sincerely,

Ronald O. Mueller

Attachment(s)

cc: Rachel E. Kosmal, Intel Corporation
Nick Rossi
John Chevedden

70240419_1.DOC

EXHIBIT A

REVISED POLICY REQUIRING PRIOR STOCKHOLDER APPROVAL OF ALL EQUITY COMPENSATION PLANS AND MATERIAL AMENDMENTS THERETO

RESOLUTIONS

OF THE

BOARD OF DIRECTORS

OF

INTEL CORPORATION

Stockholder Approval of Equity Compensation Plans

WHEREAS, a stockholder has submitted a proposal for vote at the 2003 Annual Stockholders' Meeting requesting that the Board of Directors adopt a policy to seek and obtain stockholder approval of all equity compensation plans and all share increases for equity compensation plans, other than plans and amendments that would not result in material potential dilution; and

WHEREAS, the U.S. Securities and Exchange Commission issued Release No. 34-46649, File No. SR-NASD-2002-140 concerning proposed amendments to the NASDAQ qualitative listing standards. Such amendments would require listed companies to seek stockholder approval for adopting or materially amending equity compensation plans and were submitted by NASDAQ to the U.S. Securities and Exchange Commission (the "SEC") for approval on October 9, 2002. Such amendments would be binding upon the Corporation if approved by the SEC; and

WHEREAS, the Corporate Governance Committee and the full Board have reviewed and considered the stockholder's proposal and the proposed amendments to the NASDAQ qualitative listing standards and have determined it is appropriate and useful for the Corporation to adopt an interim policy on stockholder approval of equity compensation plans.

NOW, THEREFORE, be it

RESOLVED, that the Corporation shall seek and obtain stockholder approval before issuing Intel common stock when an equity compensation plan is to be established or materially amended or other arrangement made pursuant to which options or stock may be acquired by officers, directors, employees or consultants; provided, however, that this provision shall not apply to: (i) warrants or rights issued generally to Intel shareholders; (ii) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by Intel's Compensation Committee or a majority of Intel's independent directors; (iii) plans relating to an acquisition or merger; or (iv) issuances to a person not previously an employee or director of Intel, as an inducement material to the individual's entering into employment with

Intel, provided such issuances are approved by Intel's Compensation Committee or a majority of Intel's independent directors; and be it further

RESOLVED, the Corporate Governance Committee and the full Board have further determined that, to avoid unnecessary duplication, the foregoing policy shall automatically terminate upon the adoption of final NASDAQ rules regarding stockholder approval of equity compensation plans; and be it further

RESOLVED, it being the understanding and intention of the Board to fully implement the stockholder's proposal, the Board hereby confirms its intention that none of the exceptions set forth in the foregoing policy and no exceptions set forth in any final NASDAQ rules that may be adopted shall permit the Corporation to adopt or amend an equity compensation plan that would result in material potential dilution, unless such plan or amendment shall have obtained stockholder approval; and be it further

RESOLVED, that this policy shall be disclosed in the Corporation's Proxy Statement for the 2003 Annual Stockholders' Meeting.

RESOLUTIONS
OF THE
BOARD OF DIRECTORS
OF
INTEL CORPORATION

Stockholder Approval of Equity Compensation Plans

WHEREAS, a stockholder has submitted a proposal for vote at the 2003 Annual Stockholders' Meeting requesting that the Board of Directors adopt a policy to seek and obtain stockholder approval of all equity compensation plans and all share increases for equity compensation plans, other than plans and amendments that would not result in material potential dilution; and

WHEREAS, the U.S. Securities and Exchange Commission issued Release No. 34-46649, File No. SR-NASD-2002-140 concerning proposed amendments to the NASDAQ qualitative listing standards. Such amendments would require listed companies to seek stockholder approval for adopting or materially amending equity compensation plans and were submitted by NASDAQ to the U.S. Securities and Exchange Commission (the "SEC") for approval on October 9, 2002. Such amendments would be binding upon the Corporation if approved by the SEC; and

WHEREAS, the Corporate Governance Committee and the full Board have reviewed and considered the stockholder's proposal and the proposed amendments to the NASDAQ qualitative listing standards and have determined it is appropriate and useful for the Corporation to adopt an interim policy on stockholder approval of equity compensation plans; and.

WHEREAS, the Corporate Governance Committee and the full Board have further determined that, to avoid unnecessary duplication, such interim policy should automatically terminate upon the adoption of final NASDAQ rules regarding stockholder approval of equity compensation plans.

NOW, THEREFORE, be it

RESOLVED, that the Corporation shall seek and obtain stockholder approval before issuing Intel common stock when an equity compensation plan is to be established or materially amended or other arrangement made pursuant to which options or stock may be acquired by officers, directors, employees or consultants; provided, however, that this provision shall not apply to: (i) warrants or rights issued generally to Intel shareholders; (ii) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by Intel's Compensation Committee or a majority of Intel's independent directors; (iii) plans relating to an acquisition or merger; or (iv) issuances to a person not previously an employee or director of Intel, as an inducement material to the individual's entering into employment with Intel, provided such issuances are approved by Intel's Compensation Committee or a majority of Intel's independent directors; and be it further

RESOLVED, the Corporate Governance Committee and the full Board have further determined that, to avoid unnecessary duplication, the foregoing policy shall automatically terminate upon the adoption of final NASDAQ rules regarding stockholder approval of equity compensation plans; and be it further

RESOLVED, it being the understanding and intention of the Board to fully implement the stockholder's proposal, the Board hereby confirms its intention that none of the exceptions set forth in the foregoing policy and no exceptions set forth in any final NASDAQ rules that may be adopted shall permit the Corporation to adopt or amend an equity compensation plan that would result in material potential dilution, unless such plan or amendment shall have obtained stockholder approval; and be it further

RESOLVED, that this policy shall be disclosed in the Corporation's Proxy Statement for the 2003 Annual Stockholders' Meeting; and be it further.

RESOLVED, that this policy shall automatically terminate upon the adoption of rules by NASDAQ substantially in the form referred to above with respect to stockholder approval of equity compensation plans and material amendments thereto.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 11, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 13, 2003

The proposal requests that Intel's board submit to shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution.

There appears to be some basis for your view that Intel may exclude the proposal from its proxy materials under rule 14a-8(i)(10) as substantially implemented. We note your representation that none of the exceptions set forth in the Shareholder Approval of Equity Compensation Plans Board Resolution shall permit Intel to adopt or amend an equity compensation plan that would result in material potential dilution unless such plan or amendment receives shareholder approval. Accordingly, we will not recommend enforcement action to the Commission if Intel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Alex Shukhman
Attorney-Advisor